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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 16 March 2004

BHP Billiton Limited

ABN 49 004 028 077

180 Lonsdale Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	16 March 2004
Number	13/04

BHP BILLITON STREAMLINES ORGANISATION STRUCTURE

BHP Billiton announced today that it had modified its organisation structure to streamline reporting and maximise the operational effectiveness of the company. As a result, the existing Customer Sector Groups (CSGs) will be brought under three broadly related business areas of  Non-Ferrous Materials, Carbon Steel Materials and Energy. The existing CSG structure has been very effective and will be continued within the new structure. The leadership of the individual CSGs will continue to have responsibility for their strategy development, operations, project identification and project development.

Mike Salamon, President Aluminium, Senior Minerals Executive and an Executive Director of BHP Billiton will become Group President Non-Ferrous Materials. Mike's area of responsibility will include the Aluminium CSG, the Base Metals CSG and the Stainless Steel CSG. In addition, he will be responsible for Health, Safety and Environment and Project Development Services and continue his role as an Executive Director of BHP Billiton. Alex Vanselow, currently CFO Aluminium, will become President Aluminium and a member of the Executive Committee.

Bob Kirkby will become Group President Carbon Steel Materials. He will retain his overall responsibility for the company's iron ore, metallurgical coal and manganese businesses. He will also assume responsibility for Operating Excellence and Group Supply. Bob will join the Office of the Chief Executive.

Phil Aiken, in addition to retaining his role as President Petroleum, will become Group President Energy. Phil will be responsible for the Petroleum and Energy Coal CSGs.

The Diamonds and Specialty Products CSG, including Minerals Exploration and Technology, will report to the Chief Commercial Officer, Marius Kloppers. In addition to retaining his current role as President Diamonds and Specialty Products, Marcus Randolph will assume responsibilities in the business development area.

The functional areas of Finance, Legal and Human Resources will remain unchanged other than that Ian Fraser, Group Vice President Human Resources, will join the Office of the Chief Executive.

Chip Goodyear, Chief Executive Officer, said: "These adjustments to our organisation maintain the very effective customer focused CSGs while allowing us to streamline reporting. They will allow us to more efficiently execute our strategy and identify and execute value-added opportunities."

The financial reporting structure remains unchanged.

The Office of the Chief Executive, the principal managerial decision-making body in the Group, will now comprise the following positions:

  Chief Executive Officer & Executive Director - Chip Goodyear
  Group President Non-Ferrous Materials & Executive Director - Mike Salamon
  Group President Carbon Steel Materials - Bob Kirkby
  Group President Energy - Phil Aiken
  Chief Commercial Officer - Marius Kloppers
  Chief Financial Officer - Chris Lynch
  Chief Legal Counsel - John Fast
  Group Vice President Human Resources - Ian Fraser

These changes are effective immediately.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Andrew Nairn, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 16 March 2004